Exhibit 99.4

CAMPHOR VENTURES INC.

401 Bay Street, Suite 2700 Toronto, Ontario M5H 2Y4 Phone: (416) 361-3562 Fax: (416) 603-8565 www.mountainprovince.com E-mail: info@mountainprovince.com	Suite 1304, Cathedral Place 925 West Georgia Street Vancouver, B.C V6C 3L2 Phone: (604 684-2181 Fax: (604) 682-4768 www.camphor.com E-mail: info@camphor.com

Shares Issued and Outstanding: 55,575,715 TSX: MPV AMEX: MDM	Shares Issued and Outstanding: 14,667,665 TSX-V: CFV

JOINT NEWS RELEASE
January 19, 2007

CAMPHOR VENTURES INC. ACCEPTS OFFER FROM MOUNTAIN PROVINCE DIAMONDS
TO ACQUIRE SECURITIES OF CAMPHOR VENTURES INC.

Toronto, Vancouver and New York, January 19, 2007 - Mountain Province Diamonds Inc. ("MPV") and Camphor Ventures Inc. ("CFV") are pleased to jointly announce that CFV has accepted an offer letter from MPV pursuant to which MPV will, subject to certain conditions, make an offer (the "Offer") to acquire all of the outstanding securities of CFV, namely the following: (i) all common shares of CFV (collectively, the "CFV Common Shares"); and (ii) all securities granting a right to a holder thereof to purchase or otherwise acquire common shares of CFV (collectively, the "CFV Convertible Securities").

Subject to a definitive agreement to be entered into between MPV and CFV on or about February 1, 2007, MPV would be prepared to offer to acquire: (i) all of the issued and outstanding CFV Common Shares as of the date of the Offer and any CFV Common Shares that may be issued up to the expiry of the Offer as a result of the exercise or conversion of any CFV Convertible Securities, on the basis of 0.41 MPV common share from treasury for each CFV Common Share (the "Exchange Ratio"); and (ii) all issued and outstanding CFV Convertible Securities on the basis of 0.41 MPV convertible security for each CFV Convertible Security, where one whole MPV convertible security will entitle the holder thereof to purchase one MPV common share on a basis equivalent to that set out in the CFV Convertible Security, having regard to the Exchange Ratio. Pursuant to the offer letter, CFV has agreed to not solicit or initiate discussions or negotiations with any third party with respect to alternate transactions involving CFV Common Shares and CFV Convertible Securities.

As referred to above, the Board of Directors of both MPV and CFV will agree to the definitive terms of the Offer pursuant to a definitive agreement on or about February 1, 2007. At such time, a subsequent joint news release will be distributed announcing definitive terms of the Offer.

“We believe this offer is in the best interest of Mountain Province and Camphor Ventures shareholders”, said Patrick Evans, President and CEO of Mountain Province.

Hari Varshney, Chairman of Camphor Ventures commented: “Combining our respective interests in the Gahcho Kué Joint Venture offers strategic benefits to the shareholders of both companies and enhances shareholder value”.

****

Located in Canada’s Northwest Territories, Gahcho Kué is the largest new diamond mine under development globally. The project consists of a cluster of three primary kimberlites with an indicated resource of approximately 14.4 million tonnes grading at 1.64 carats per tonne (approximately 23.6 million carats) and an inferred resource of approximately 17 million tonnes grading at 1.35 carats per tonne (approximately 22.9 million carats). Gahcho Kué is currently in the permitting and advanced exploration stage of development. At full production the Gahcho Kué diamond mine is expected to produce approximately 3 million carats a year over 15 years.

Mountain Province and Camphor Ventures are joint venture partners with De Beers Canada Inc in the Gahcho Kué diamond project. Mountain Province has a 44.1 percent interest in the Joint Venture; Camphor 4.9 percent; and De Beers 51 percent. Mountain Province recently announced that it has acquired 33.5 percent of Camphor Ventures, increasing the Company’s effective interest in the Joint Venture to approximately 46 percent. De Beers is the operator of the project and solely responsible for funding the project through to commercial production. By funding and completing a definitive feasibility study De Beers can increase its interest to 55 percent. By arranging funding for and completing construction of mine, De Beers can increase its interest to 60 percent.

Qualified Person
This news release has been prepared under the supervision of Carl G. Verley, P.Geo., who serves as the qualified person under National Instrument 43-101.

Forward-Looking Statements
This news release may contain forward-looking statements, within the meaning of the “safe-harbor” provision of the Private Securities Litigation Reform Act of 1995, regarding MPV's and CFV's business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside the control of MPV and CFV.

The Toronto Stock Exchange and the TSX Venture Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

****

FOR FURTHER INFORMATION, PLEASE CONTACT:

Mountain Province Diamonds Inc.
Patrick Evans, President and CEO
Tel: 416-361-3562

Camphor Ventures Inc.
Hari Varshney, Chairman
Tel: 604 -684-2181